FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Thursday 22 February 2007

Bank of New Zealand General Disclosure Statement

National Australia Bank Ltd today released the General Disclosure Statement for the Bank of New Zealand. This is prepared quarterly to meet a regulatory requirement.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Bank of New Zealand

General Short Form Disclosure Statement

For the three months ended 31 December 2006

No. 44

General Short Form Disclosure Statement

For the three months ended 31 December 2006

This General Short Form Disclosure Statement has been issued by Bank of New Zealand for the three months ended 31 December 2006 in accordance with the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 (the “Order”).

In this General Short Form Disclosure Statement, unless the context otherwise requires:

a)              “Banking Group” means Bank of New Zealand and all of its controlled entities; and

b)             Words and phrases defined by the Order have the same meanings.

Contents

Bank of New Zealand Corporate Information

Ultimate Parent Bank

Directorate

Interim Financial Statements

Credit Ratings

Conditions of Registration

Directors’ Statement

Bank of New Zealand Corporate Information

Address for Service

The name of the Registered Bank is Bank of New Zealand (referred to either by its full name or as the “Bank” or the “Company”) and its address for service is Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Details of Incorporation

The Bank was incorporated on 29 July 1861 under The New Zealand Bank Act 1861. On 14 March 1989, the Bank became, by virtue of an Order in Council made pursuant to section 4 of the Bank of New Zealand Act 1988, a company limited by shares incorporated and registered under the Companies Act 1955. On 24 March 1997, the Bank was reregistered under the Companies Act 1993.

Voting Securities and Power to Appoint Directors

National Australia Group (NZ) Limited, National Australia Bank Limited and National Equities Limited are the only holders of a direct or indirect qualifying interest in the voting securities of the Bank. There are 2,470,997,499 voting securities of the Bank. National Australia Group (NZ) Limited is the registered and beneficial holder of 2,470,997,499 voting securities. Neither National Australia Bank Limited (the ultimate parent company) nor National Equities Limited (the immediate parent company of National Australia Group (NZ) Limited) is the registered or the beneficial holder of any of the voting securities of the Bank but each has a relevant interest in all of such securities by virtue of National Australia Group (NZ) Limited being related to them in terms of section 5(7) of the Securities Markets Act 1988.

The ultimate parent company has the power under the Bank’s constitution to appoint any person as Director of the Bank or to remove any person from the office of Director, from time to time by giving written notice to the Bank. All appointments of Directors must be approved by the Reserve Bank of New Zealand.

Guarantors

The material obligations of the Bank are not guaranteed.

Insurance Business

The Banking Group does not conduct any Insurance Business, as defined in clause 3(i) of Bank of New Zealand’s Conditions of Registration set out on pages 31 and 32.

Ultimate Parent Bank

Ultimate Parent Bank and Address for Service

The ultimate parent bank of Bank of New Zealand is National Australia Bank Limited whose address for service is Level 35, 500 Bourke Street, Melbourne, Victoria 3000, Australia.

Legally Enforceable Restrictions that may Materially Inhibit National Australia Bank Limited’s Legal Ability to Provide Material Financial Support to Bank of New Zealand

National Australia Bank Limited does not guarantee the obligations of Bank of New Zealand.

Pursuant to the Banking Act 1959 (Cth), the Australian Prudential Regulation Authority has issued a legally enforceable prudential standard which restricts associations between an authorised deposit-taking institution (such as National Australia Bank Limited) and its related entities.

Any provision of material financial support to Bank of New Zealand by National Australia Bank Limited would need to comply with the following pertinent requirements of the prudential standard:

1.               National Australia Bank Limited should not undertake any third-party dealings with the prime purpose of supporting the business of Bank of New Zealand. National Australia Bank Limited must avoid giving any impression of its support unless there are formal legal arrangements in place providing for such support.

2.               National Australia Bank Limited should not hold unlimited exposures to Bank of New Zealand.

3.               National Australia Bank Limited should not enter into cross-default clauses whereby a default by Bank of New Zealand on an obligation (whether financial or otherwise) is deemed to trigger a default of National Australia Bank Limited in its obligations.

4.               In determining limits on acceptable levels of exposure to Bank of New Zealand, the Board of Directors of National Australia Bank Limited should have regard to the level of exposures which would be approved for unrelated entities of broadly equivalent credit status, and the impact on National Australia Bank Limited’s stand-alone capital and liquidity positions, as well as its ability to continue operating, in the event of a failure of any related entity to which National Australia Bank Limited is exposed.

5.               National Australia Bank Limited’s exposure to Bank of New Zealand cannot exceed 50% of National Australia Bank Limited’s stand-alone capital base, and its aggregate exposure to all related authorised deposit-taking institutions cannot exceed 150% of that capital base. Exposures in excess of these limits require the prior approval of the Australian Prudential Regulation Authority.

The Australian Prudential Regulation Authority has broad powers under the Banking Act 1959 (Cth) to give legally enforceable directions to National Australia Bank Limited in circumstances, for example, where it considers that National Australia Bank Limited has not complied with prudential standards or that it is in the interests of National Australia Bank Limited’s deposit holders to do so. In the event that National Australia Bank Limited becomes unlikely to be able to meet its obligations or is about to suspend payments, the Australian Prudential Regulation Authority has the power to take control of National Australia Bank Limited’s business or appoint an administrator to National Australia Bank Limited’s affairs.

The priority of the creditors of National Australia Bank Limited in the event that National Australia Bank Limited is unable to meet its obligations is governed by various Australian laws, including the Banking Act 1959 (Cth). That Act provides that the assets of National Australia Bank Limited in Australia are to be available to meet its deposit liabilities in Australia in priority to all other liabilities.

Directorate

Communications addressed to the Directors and responsible persons, or any of them, may be sent to Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Responsible Persons

Messrs. Thomas Kirriemuir McDonald and Peter Leonard Thodey, whose occupations, professional qualifications, countries of residence, and directorships are disclosed in the General Disclosure Statement for the year ended 30 September 2006, have been authorised in writing to sign this Disclosure Statement in accordance with section 82 of the Reserve Bank of New Zealand Act 1989, on behalf of the other Directors, being:

Cameron Anthony Clyne
Edwin Gilmour Johnson
Dr. Susan Carrel Macken
Heughan Bassett Rennie, C.B.E., Q.C.
Janine Laurel Smith
John Douglas Storey, O.N.Z.M.

Income Statement

For the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 Months	3 Months	12 Months
Dollars in Millions	Note	31/12/06	31/12/05	30/9/06

Interest income		1,038	881	3,803
Interest expense		743	620	2,701
Net interest income		295	261	1,102
Gains less losses on financial instruments at fair value	2	63	27	155
Other operating income		104	93	364
Total operating income		462	381	1,621
Operating expenses		182	175	746
Total operating profit before impairment losses on credit exposures and income tax expense		280	206	875
Impairment losses on credit exposures	11	5	9	53
Total operating profit before income tax expense		275	197	822
Income tax expense		89	60	262
Net profit from continuing activities		186	137	560
Net profit from discontinued operations	4	—	2	45
Net profit attributable to shareholder of Bank of New Zealand		186	139	605

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Statement of Recognised Income and Expense

For the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 Months	3 Months	12 Months
Dollars in Millions	Note	31/12/06	31/12/05	30/9/06

Changes in items recognised directly in equity during the period:
Net actuarial losses on defined benefit pension plan		—	—	(1)
Net transfer from asset revaluation reserve to retained profits		—	—	2
Net change in asset revaluation reserve		—	—	(2)
Net change in foreign currency translation reserve		(4)	—	6
Net change in cash flow hedge reserve		(2)	(1)	(5)
Total changes in items recognised directly in equity during the period		(6)	(1)	—
Net profit attributable to shareholder of Bank of New Zealand		186	139	605
Total recognised income and expense for the period	16	180	138	605

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Balance Sheet

As at 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
Dollars in Millions	Note	31/12/06	31/12/05	30/9/06

Assets
Cash and balances with central banks	5	849	403	3,270
Due from other financial institutions	6	825	1,098	743
Trading securities	7	2,732	1,918	1,143
Other money market placements	8	1,058	727	891
Investments – available for sale		—	50	—
Investments – held to maturity	9	50	467	55
Loans and advances to customers	10	42,875	39,454	42,032
Derivative financial instruments		1,962	972	1,536
Amounts due from related entities		107	161	64
Property, plant and equipment		74	573	74
Current tax assets		—	—	10
Deferred tax assets		101	99	111
Goodwill and other intangible assets		65	112	63
Other assets		545	527	532
Total assets		51,243	46,561	50,524

Financed by:
Liabilities
Due to central banks and other financial institutions	13	1,296	1,683	1,568
Other money market deposits	14	11,140	10,768	10,994
Trading liabilities		120	307	158
Deposits from customers	15	22,862	20,912	22,421
Derivative financial instruments		2,143	1,147	1,635
Bonds and notes		4,591	1,861	3,786
Amounts due to related entities		4,067	5,132	4,838
Current tax liabilities		78	41	—
Deferred tax liabilities		56	51	67
Subordinated loans from related entities		1,205	1,205	1,205
Other liabilities		588	614	720
Total liabilities		48,146	43,721	47,392

Shareholder’s equity
Contributed equity		1,451	1,451	1,451
Reserves	17	(11)	(5)	(5)
Retained profits		1,657	1,394	1,686
Total shareholder’s equity	16	3,097	2,840	3,132
Total liabilities and shareholder’s equity		51,243	46,561	50,524

Each of the 2,470,997,499 ordinary shares entitles the shareholder to one vote at any meeting of shareholders.

The contributed equity is included in tier one capital of the Banking Group.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Cash Flow Statement

For the three months ended 31 December 2006

	Consolidated
	Unaudited	Unaudited	Audited
	3 Months	3 Months	12 Months
Dollars in Millions	31/12/06	31/12/05	30/9/06

Cash flows from operating activities
Cash was provided from:
Dividend income	—	—	1
Interest income	1,012	840	3,727
Net trading income and derivative financial instruments	124	—	—
Other income	104	141	519

Cash was applied to:
Interest expense	(749)	(622)	(2,611)
Net trading income and derivative financial instruments	—	(127)	(83)
Operating expenses	(200)	(199)	(740)
Net cash flows from operating activities before changes in operating assets and liabilities	291	33	813

Changes in operating assets and liabilities arising from cash flow movements
Cash was provided from:
Decrease in due from other financial institutions (term)*	130	223	239
Decrease in other assets	8	—	—
Increase in deposits from customers*	441	227	1,736
Increase in due to central banks and other financial institutions (term)*	—	—	62
Increase in other liabilities	—	129	137

Cash was applied to:
Decrease in due to central banks and other financial institutions (term)*	(1)	(49)	—
Decrease in other liabilities	(100)	—	—
Increase in balances with central banks (term)*	(55)	(142)	(150)
Increase in loans and advances to customers*	(835)	(1,596)	(4,221)
Increase in other money market placements*	(167)	(112)	(276)
Increase in other assets	—	(10)	(50)
Increase in trading securities and trading liabilities*	(1,627)	(693)	(67)
Net changes in operating assets and liabilities	(2,206)	(2,023)	(2,590)
Net cash flows from operating activities before income tax	(1,915)	(1,990)	(1,777)

Cash was applied to:
Taxes and subvention payments	—	(23)	(267)
Net cash flows from operating activities	(1,915)	(2,013)	(2,044)

*        The amounts shown represent the net cash flows for the interim financial period.

For the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 Months	3 Months	12 Months
Dollars in Millions	Note	31/12/06	31/12/05	30/9/06

Cash flows from investing activities
Cash was provided from:
Proceeds on maturity of investments – held to maturity		5	622	1,037
Proceeds related to sale of controlled entities	4	—	—	646
Proceeds from sale of property, plant and equipment		—	46	141

Cash was applied to:
Acquisition of intangible assets		(5)	(8)	(23)
Purchase of property, plant and equipment		(5)	(99)	(248)
Net cash flows from investing activities		(5)	561	1,553

Cash flows from financing activities
Cash was provided from:
Increase in bonds and notes*		805	1,278	3,203
Increase in other money market deposits*		151	2,690	2,922
Increase in subordinated loans from related entities		—	300	300

Cash was applied to:
Ordinary dividend		(215)	(160)	(335)
Other related entity funding*		(814)	(1,973)	(2,170)
Net cash flows from financing activities		(73)	2,135	3,920
Net (decrease)/increase in cash and cash equivalents		(1,993)	683	3,429
Cash and cash equivalents at beginning of period		2,367	(1,062)	(1,062)
Cash and cash equivalents at end of period		374	(379)	2,367

Cash and cash equivalents at end of period comprised:
Cash and balances with central banks (call)	5	644	261	3,120
Due from other financial institutions (call)	6	565	692	353
Due to central banks and other financial institutions (call)	13	(835)	(1,332)	(1,106)
Total cash and cash equivalents		374	(379)	2,367

*        The amounts shown represent the net cash flows for the interim financial period.

For the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 Months	3 Months	12 Months
Dollars in Millions	Note	31/12/06	31/12/05	30/9/06

Reconciliation of net profit attributable to shareholder of Bank of New Zealand to net cash flows from operating activities
Net profit attributable to shareholder of Bank of New Zealand		186	139	605

Add back non-cash items in net profit:
Depreciation and amortisation expense		8	37	88
Impairment losses on non-financial assets		—	—	2
Increase in accrued interest payable		—	—	89
Increase in other operating provisions		—	—	2
Increase in provision for tax		89	38	10
Movement in allowance for impairment losses on credit exposures	11	5	9	53
Unrealised gains less losses on financial instruments at fair value		61	—	—

Deduct non-cash items in net profit:
Decrease in accrued interest payable		(6)	(2)	—
Decrease in other operating provisions		(26)	(23)	—
Increase in accrued interest receivable		(26)	(23)	(36)
Other non-cash interest items		—	(11)	(14)
Unrealised gains less losses on financial instruments at fair value		—	(154)	(238)

Deduct operating cash flows not included in profit:
Net change in operating assets and liabilities		(2,206)	(2,023)	(2,590)

Deduct investing or financing cash flows included in profit:
Gain on sale of controlled entity	4	—	—	(15)
Net cash flows from operating activities		(1,915)	(2,013)	(2,044)

Netting of cash flows

Certain cash flows (as indicated by *) are shown net as these cash flows are received and disbursed on behalf of customers and therefore reflect the activities of customers rather than those of the Bank.

Cash and cash equivalents consist of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash, and are subject to insignificant risk of changes in value and are held for the purpose of meeting short-term cash commitments.

Movements in cash and cash equivalents do not represent a cash inflow in the normal sense. Rather, they represent changes in the net inter-bank funding on the balance sheet dates. These balances fluctuate widely in the normal course of business.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Notes to and Forming Part of the Interim Financial Statements

For the three months ended 31 December 2006

Note 1 Principal Accounting Policies

There have been no material changes in accounting policies during the interim financial period. The accounting policies used in the preparation of these interim financial statements are consistent with the accounting policies used in the preparation of the General Disclosure Statement for the year ended 30 September 2006.

These interim financial statements are general purpose financial reports prepared in accordance with the requirements of the NZ IAS 34 Interim Financial Reporting and the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005, and should be read in conjunction with the General Disclosure Statement for the year ended 30 September 2006.

Comparative amounts

Comparative amounts have been restated to disclose the results arising from Custom Fleet (NZ) Limited as discontinued operations. Further details in relation to the sale of this controlled entity are provided in note 4.

Income Statement Notes

	Consolidated
	Unaudited	Unaudited	Audited
	3 Months	3 Months	12 Months
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 2 Gains less Losses on Financial Instruments at Fair Value

Net gain in the fair value of financial assets designated at fair value through profit or loss	13	8	13
Net gain in the fair value of financial liabilities designated at fair value through profit or loss	5	—	6
Ineffectiveness arising from hedging relationships	32	(10)	35
Net gain attributable to other derivatives used for hedging purposes that do not qualify as designated and effective hedging instruments	1	1	—
Bid/offer adjustment	—	—	(1)

Other trading income:
Foreign exchange trading derivatives	12	24	65
Interest rate related trading derivatives	—	8	35
Net (loss)/gain in the fair value of financial assets and liabilities held for trading	—	(4)	2
Total gains less losses on financial instruments at fair value	63	27	155

Included in the net gain in the fair value of financial assets designated at fair value through profit or loss for the three months ended 31 December 2006 is a $20 million gain relating to the movement in the fair value of derivatives used for hedging purposes that do not qualify as designated and effective hedging instruments (31 December 2005: $4 million loss; 30 September 2006: $4 million gain).

Note 3 Segment Analysis

Business segments

For the purposes of this note a business segment is a distinguishable component of the entity that is engaged in providing groups of related products and services and that is subject to risks and returns that are different from those of other business segments. Separate financial information for each segment is reported to the Board of Directors and Managing Director for the purposes of evaluating performance.

The Banking Group’s business is organised into three operating segments: Financial Services New Zealand, Corporate and Institutional Banking and Other. Financial Services New Zealand is the retailing arm of the Banking Group, providing a full range of financial services to customers. Corporate and Institutional Banking is responsible for the Banking Group’s relationships with large corporations and institutions. It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance and a services unit. Other includes segments which are not considered to be separate reportable operating segments. Discontinued Operations refer to the Banking Group’s fleet management and car leasing business, which was sold on 31 July 2006. Refer to note 4 for details on the sale of these operations.

Revenues and expenses directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments. Segment revenue represents revenue directly attributable to a segment and a portion of the Banking Group’s revenue that can be allocated to a segment on a reasonable basis. Segment result represents segment revenue less segment expenses and impairment losses on credit exposures and before income taxes.

	Consolidated
	Financial	Corporate and
	Services	Institutional		Discontinued
Dollars in Millions	New Zealand	Banking	Other	Operations	Total

For the three months ended 31 December 2006 (Unaudited)
Segment revenue	369	61	32	—	462
Segment result	205	43	27	—	275

For the three months ended 31 December 2005 (Unaudited)
Segment revenue	302	54	25	—	381
Segment result	145	36	16	3	200

For the year ended 30 September 2006 (Audited)
Segment revenue	1,301	219	101	—	1,621
Segment result	616	138	68	60	882

Asset Notes

Note 4 Investments in Controlled Entities

Incorporation of controlled entities

BNZ Facilities Management Limited, a wholly owned controlled entity of Bank of New Zealand, was incorporated on 10 August 2006.

Sale of controlled entities

On 31 July 2006, the Bank sold 100% of the share capital in Custom Fleet (NZ) Limited to an unrelated party for consideration of $142 million. During the quarter ended 31 December 2006, an additional amount of $5 million was received in relation to the sale and was included in Other operating income.

On 26 September 2006, BNZ Investments Limited sold 100% of the share capital in Screen Holdings No. 4 Limited to an unrelated party for consideration of $50 million.

The disposal of the controlled entities had the following impact on the Banking Group’s consolidated balance sheet:

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Net cash proceeds from sale of controlled entities	—	—	187
Repayment of related party loans and advances	—	—	459
Total impact on cash and cash equivalents	—	—	646

Impact on net assets
Loans and advances to customers	—	—	(4)
Property, plant and equipment	—	—	(495)
Goodwill and other intangible assets	—	—	(54)
Other assets and liabilities	—	—	(78)
Total impact on net assets	—	—	(631)
Gain on sale of controlled entities	—	—	15

Winding up of controlled entities

The following controlled entities were wound up during the year ended 30 September 2006:

Name	Country of Incorporation	Principal Activities	Date of Winding Up

Quill Financing Limited	New Zealand	Non-trading	17 February 2006
Peterel Financing Limited	New Zealand	Non-trading	17 February 2006
Maroro Leasing Limited	New Zealand	Non-trading	17 February 2006
Screen Holdings No. 5 Limited	New Zealand	Non-trading	7 April 2006
Screen Holdings No. 6 Limited	New Zealand	Non-trading	7 April 2006
Flamingo Holdings Incorporated	United States	Non-trading	19 June 2006

The winding up of these companies had no impact on the Banking Group’s consolidated balance sheet.

Discontinued operations

On 31 July 2006, the Bank sold 100% of the share capital in Custom Fleet (NZ) Limited. The results arising from Custom Fleet (NZ) Limited have been classified as discontinued operations.

	Consolidated
	Unaudited	Unaudited	Audited
	3 Months	3 Months	12 Months
Dollars in Millions	31/12/06	31/12/05	30/9/06

The net profit from discontinued operations shown in the income statement comprised:
Interest income	—	—	1
Interest expense	—	7	26
Net interest expense	—	(7)	(25)
Other operating income	—	48	156
Total operating income	—	41	131
Operating expenses	—	38	86
Total operating profit before impairment losses on credit exposures and income tax expense	—	3	45
Impairment losses on credit exposures	—	—	—
Total operating profit before income tax expense	—	3	45
Income tax expense	—	1	15
Net operating profit from discontinued operations	—	2	30
Gain on sale of controlled entities	—	—	15
Net profit from discontinued operations	—	2	45
Cash flows from discontinued operations comprised:
Cash flows from operating activities	—	30	97
Cash flows from investing activities	—	(22)	(92)
Net cash flows from discontinued operations	—	8	5

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 5 Cash and Balances with Central Banks

Notes and coins	267	261	132
Transaction balances with central banks	377	—	2,988
Loans and advances to central banks	205	142	150
Total cash and balances with central banks	849	403	3,270

Cash and balances with central banks comprised:
Call	644	261	3,120
Term	205	142	150
Total cash and balances with central banks	849	403	3,270

Cash and balances with central banks were recorded as:
At amortised cost	644	262	3,120
Designated at fair value through profit or loss	205	141	150
Total cash and balances with central banks	849	403	3,270

Note 6 Due from Other Financial Institutions

Transaction balances with other financial institutions	68	224	352
Securities purchased under agreements to resell with other financial institutions	166	265	276
Loans and advances due from other financial institutions	591	609	115
Total amounts due from other financial institutions	825	1,098	743

Due from other financial institutions comprised:
Call advances	565	692	353
Term advances	260	406	390
Total amounts due from other financial institutions	825	1,098	743

Due from other financial institutions were recorded as:
At amortised cost	321	585	734
Designated at fair value through profit or loss	504	513	9
Total amounts due from other financial institutions	825	1,098	743

Note 7 Trading Securities

Treasury bills	932	907	298
Government securities	115	159	208
Bank bills	1,405	444	534
Promissory notes	242	380	34
Other securities	38	28	69
Total trading securities	2,732	1,918	1,143

Included in trading securities as at 31 December 2006 were assets of $89 million encumbered through repurchase agreements (31 December 2005: $65 million; 30 September 2006: $109 million) and $45 million used to secure deposit obligations (31 December 2005: $499 million; 30 September 2006: nil).

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 8 Other Money Market Placements

Money market placements with non-financial institutions	681	727	675
Securities purchased under agreements to resell with non-financial institutions	377	—	216
Total other money market placements	1,058	727	891

Other money market placements were recorded as:
At amortised cost	377	—	216
Designated at fair value through profit or loss	681	727	675
Total other money market placements	1,058	727	891

Note 9 Investments – Held to Maturity

Treasury bills	—	417	5
Other securities	50	50	50
Total investments – held to maturity	50	467	55

Within held to maturity investments of the Bank as at 31 December 2006 were no assets encumbered through repurchase agreements (31 December 2005: nil; 30 September 2006: nil) and no assets used to secure deposit obligations (31 December 2005: $51 million; 30 September 2006: nil).

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 10 Loans and Advances to Customers

Overdrafts	1,706	1,569	1,695
Credit card outstandings	1,301	1,259	1,213
Lease finance	—	27	11
Housing loans	20,999	18,731	20,429
Other term lending	18,973	18,003	18,757
Other lending	132	122	142
Total gross loans and advances to customers	43,111	39,711	42,247

Deduct:
Allowance for impairment losses on loans and advances to customers	143	150	149
Unearned future income on lease finance	—	3	1
Deferred income	23	23	22
Hedge adjustment on fair value instruments	70	81	43
Total deductions	236	257	215
Total net loans and advances to customers	42,875	39,454	42,032

Total net loans and advances to customers were recorded as:
At amortised cost	29,634	27,814	29,099
Designated at fair value through profit or loss	13,241	11,640	12,933
Total net loans and advances to customers	42,875	39,454	42,032

	Consolidated
	Other		Other Assets
	Impaired	Restructured	Under	Past
	Assets	Assets	Administration	Due Assets	Total
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/06	31/12/06	31/12/06	31/12/06	31/12/06

Note 11 Allowance for Impairment Losses on
Credit Exposures

Allowance for impairment losses on individual financial assets
Balance at beginning of period	21	—	—	—	21
Charge to income statement	1	—	—	—	1
Amounts written off	(13)	—	—	—	(13)
Recovery of amounts written off in previous periods	2	—	—	—	2
Balance at end of period	11	—	—	—	11

Allowance for impairment losses on groups of financial assets
Balance at beginning of period					128
Charge to income statement					4
Balance at end of period					132
Total allowance for impairment losses on credit exposures					143

	31 December 2005 (Unaudited)

Allowance for impairment losses on individual financial assets
Balance of specific provisions at beginning of period under previous NZ GAAP	37	—	—	2	39
Adjustments required upon transition to NZ IFRS	(2)	—	—	(2)	(4)
Balance at beginning of period under NZ IFRS	35	—	—	—	35

Charge to income statement	4	—	—	—	4
Amounts written off	(6)	—	—	—	(6)
Recovery of amounts written off in previous periods	2	—	—	—	2
Balance at end of period	35	—	—	—	35

Allowance for impairment losses on groups of financial assets
Balance of general provision at beginning of period under previous NZ GAAP					175
Adjustments required for collective impairment upon transition to NZ IFRS					(65)
Balance of collective impairment at beginning of period under NZ IFRS					110
Charge to income statement					5
Balance at end of period					115
Total allowance for impairment losses on credit exposures					150

	30 September 2006 (Audited)

Allowance for impairment losses on individual financial assets
Balance of specific provisions at beginning of year under previous NZ GAAP	37	—	—	2	39
Adjustments required upon transition to NZ IFRS	(2)	—	—	(2)	(4)
Balance at beginning of year under NZ IFRS	35	—	—	—	35
Charge to income statement	34	—	—	—	34
Amounts written off	(52)	—	—	—	(52)
Recovery of amounts written off in previous years	9	—	—	—	9
Disposal of controlled entities	(5)	—	—	—	(5)
Balance at end of year	21	—	—	—	21

Allowance for impairment losses on groups of financial assets
Balance of general provision at beginning of year under previous NZ GAAP					175
Adjustments required upon transition to NZ IFRS					(65)
Balance of collective impairment at beginning of year under NZ IFRS					110
Charge to income statement					19
Disposal of controlled entities					(1)
Balance at end of year					128
Total allowance for impairment losses on credit exposures					149

The above tables reflect allowances for impairment losses on financial assets held at amortised cost. Since 1 October 2005, credit adjustments on financial assets designated at fair value through profit or loss have been incorporated into the carrying value of those assets and charged to the income statement within Gains less losses on financial instruments at fair value. These credit adjustments are analysed in the table below:

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Credit risk adjustments for loans designated at fair value through profit or loss

On individual financial assets
Balance at beginning of period under NZ IFRS	2	2	2
Charge to income statement	—	(1)	2
Amounts written off	—	—	(2)
Balance at end of period	2	1	2

On groups of financial assets
Balance at beginning of period under NZ IFRS	27	15	15
Charge to income statement	4	1	12
Balance at end of period	31	16	27
Total credit risk adjustments for loans designated at fair value through profit or loss	33	17	29

Note 12 Asset Quality

The Banking Group provides for impairment losses on credit exposures as disclosed in note 11. Accordingly, when management determines that recovery of a loan is doubtful, the principal amount and accrued interest on the obligation are written down to estimated net realisable value and interest charges are no longer recognised in the income statement.

Pre-allowance balances at end of period

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Other impaired assets	24	81	44
Restructured assets	—	—	—
Other assets under administration	1	1	2
Past due assets	34	43	35
Total pre-allowance balances	59	125	81

Past due loans are not necessarily doubtful. Gross amounts for the Banking Group have been stated without taking into account security available for such loans. The Banking Group did not have any assets acquired through security enforcement as at 31 December 2006 (31 December 2005: nil; 30 September 2006: nil).

As at 31 December 2006, the Banking Group had $9 million of loans that were deemed to be impaired, but are not included in the above table as they have been designated at fair value through profit or loss (31 December 2005: $2 million; 30 September 2006: $9 million).

Off-balance sheet impaired assets

There were no off-balance sheet facilities included in the above end of period balance as at 31 December 2006 (31 December 2005: nil; 30 September 2006: $1 million). No allowance for impairment losses on individual off-balance sheet credit related commitments had been made as at 31 December 2006 (31 December 2005: nil; 30 September 2006: nil).

Liability Notes

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 13 Due to Central Banks and Other Financial Institutions

Transaction balances with other financial institutions	372	554	819
Securities sold under agreements to repurchase from other financial institutions	298	68	209
Deposits from central banks	126	404	5
Deposits from other financial institutions	500	657	535
Total amounts due to central banks and other financial institutions	1,296	1,683	1,568

Due to central banks and other financial institutions comprised:
Call	835	1,332	1,106
Term	461	351	462
Total amounts due to central banks and other financial institutions	1,296	1,683	1,568

Due to central banks and other financial institutions were recorded as:
At amortised cost	1,144	1,312	1,111
Designated at fair value through profit or loss	152	371	457
Total amounts due to central banks and other financial institutions	1,296	1,683	1,568

Note 14 Other Money Market Deposits

Money market deposits from non-financial institutions	2,868	2,716	2,522
Certificates of deposit	3,770	4,373	3,278
Commercial paper	4,502	3,679	5,194
Total other money market deposits	11,140	10,768	10,994

Total other money market deposits were recorded as:
Designated at fair value through profit or loss	11,140	10,768	10,994
Total other money market deposits	11,140	10,768	10,994

Note 15 Deposits from Customers

Demand deposits not bearing interest	595	586	544
Demand deposits bearing interest	8,485	8,311	8,437
Term deposits	13,782	12,015	13,440
Total deposits from customers	22,862	20,912	22,421

Shareholder’s Equity Notes

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 16 Shareholder’s Equity

Total shareholder’s equity at beginning of period	3,132	2,788	2,788

Adjustments required as a result of transition to NZ IFRS
Cash flow hedge reserve	—	(6)	(6)
Retained profits	—	80	80
Total adjustments required as a result of transition to NZ IFRS	—	74	74
Total adjusted shareholder’s equity at beginning of period	3,132	2,862	2,862
Total recognised income and expense for the period	180	138	605

Transactions with owner during the period
Ordinary dividend	(215)	(160)	(335)
Total transactions with owner during the period	(215)	(160)	(335)
Movement in shareholder’s equity for the period	(35)	(22)	270
Total shareholder’s equity at end of period	3,097	2,840	3,132

Note 17 Reserves

Asset revaluation reserve	—	2	—
Foreign currency translation reserve	2	—	6
Cash flow hedge reserve	(13)	(7)	(11)
Total reserves	(11)	(5)	(5)

Other Notes

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Note 18 Interest Earning and Discount Bearing Assets and Liabilities and Ranking of Liabilities

Interest earning and discount bearing assets	48,441	44,190	48,237
Interest and discount bearing liabilities	44,686	41,282	44,426

Ranking of liabilities

The deposit liabilities reported in these interim financial statements by the Banking Group are unsecured and rank equally with the Banking Group’s other unsecured liabilities. Other liabilities totalling $82 million as at 31 December 2006 (31 December 2005: $69 million; 30 September 2006: $97 million) rank in priority to general creditors’ claims in a winding up of the Bank. Subordinated loans from related entities totalling $1,205 million as at 31 December 2006 (31 December 2005: $1,205 million; 30 September 2006: $1,205 million) rank behind the claims of all other creditors in a winding up. Included in liabilities are obligations of the Bank under repurchase agreements where the Bank has agreed to repurchase Government stock totalling $298 million as at 31 December 2006 (31 December 2005: $68 million; 30 September 2006: $209 million). The Bank held secured deposits of $45 million as at 31 December 2006 (31 December 2005: $535 million; 30 September 2006: nil).

Note 19 Forward Commitments to Purchase Securities

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Forward purchases of securities	34	139	124

Note 20 Contingent Liabilities and Credit Commitments

Bank of New Zealand and other income tax group members have a joint and several liability for the income tax liability of the income tax group. Bank of New Zealand is not expected to incur any additional tax liability as a result of this joint and several liability.

Contingent liabilities and credit commitments exist in respect of commitments to extend credit, letters of credit and financial guarantees, as well as claims, potential claims and court proceedings against entities in the Banking Group. With the exception of the amended assessments from the Inland Revenue Department (the “IRD”) in relation to structured finance transactions disclosed below, the potential liability arising in respect of these claims cannot be accurately assessed. Where some loss is probable appropriate provisions have been made.

On 31 July 2006, the Bank sold 100% of the share capital in Custom Fleet (NZ) Limited. The Bank provided limited indemnities regarding certain sale-related warranties and the performance of Custom Fleet (NZ) Limited prior to 31 July 2006. Further details in relation to the sale of this controlled entity are provided in note 4.

The principal amount of the Banking Group’s derivative and off-balance sheet exposures as at 31 December 2006 (excluding sold puts and sold calls on foreign exchange option contracts, interest rate contracts and other option contracts) is disclosed in note 23.

The notional amount of sold puts and sold calls outstanding as at the off-quarter balance sheet date comprised:

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Foreign exchange option contracts	1,259	598	963
Interest rate option contracts	661	877	726
Other option contracts	—	8	—

New Zealand structured finance transactions

The New Zealand IRD is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, the Bank and one of its wholly owned controlled entities have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately $256 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Banking Group that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately $416 million. In addition, as at 31 December 2006, interest of $157 million (net of tax) will be payable.

The Banking Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions. The Banking Group has obtained independent legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Banking Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the interim financial statements for the three months ended 31 December 2006.

Commerce Commission

In November 2006, the New Zealand Commerce Commission filed civil proceedings against a number of financial institutions, including the Bank, for alleged breaches of the Commerce Act 1986 relating to credit card interchange fees and other related practices. This follows an industry-wide investigation into arrangements supporting the functioning of payment systems operated in New Zealand and internationally by Visa and MasterCard. This was followed by a claim for damages by some retailers. Both matters are being defended. As at the date of signing of this General Short Form Disclosure Statement, the possible liability the Bank may face cannot be reliably measured. No provision has been made in relation to these matters in the General Short Form Disclosure Statement for the three months ended 31 December 2006.

Note 21 Credit Exposures to Connected Persons and Non-Bank Connected Persons

The Reserve Bank of New Zealand defines Connected Persons to be other members of the National Australia Bank Limited Group and Directors of the Bank. Controlled entities of the Bank are not connected persons. Credit exposures to connected persons are based on actual credit exposures rather than internal limits, net of allowance for impairment losses on individual financial assets and exclude advances of a capital nature. Credit exposures to connected persons reported in the table below are on a gross basis.

	Consolidated
				Unaudited	Unaudited	Audited
	Unaudited	Unaudited	Audited	Peak for the 3	Peak for the 3	Peak for the 3
	As At	As At	As At	Months Ended	Months Ended	Months Ended
Dollars in Millions	31/12/06	31/12/05	30/9/06	31/12/06	31/12/05	30/9/06

Credit exposure to connected persons	527	335	466	784	963	911
Credit exposure to connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	17.5%	12.4%	15.3%	26.0%	35.6%	29.9%
Credit exposure to non-bank connected persons	—	—	—	—	—	—
Credit exposure to non-bank connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

As at 31 December 2006, the Banking Group’s rating-contingent limit was 70% of the Banking Group’s tier one capital. There were no changes to this limit during the three months ended 31 December 2006. Within the overall rating-contingent limit, there is a sublimit of 15% of tier one capital which applies to aggregate credit exposure to non-bank connected persons.

The rating-contingent limit on lending to connected persons as set out in the Bank’s Conditions of Registration has been complied with at all times during the three months ended 31 December 2006.

Where a bank is funding a large loan it is common practice to share the risk of a customer default with the connected banks. These arrangements are called risk lay-off arrangements. As at 31 December 2006, the Banking Group had contingent credit exposures of $262 million (31 December 2005: nil; 30 September 2006: $372 million) arising from risk lay-off arrangements with connected persons. There were no allowances for impairment losses on individual financial assets against credit exposures to connected persons as at 31 December 2006 (31 December 2005: nil; 30 September 2006: nil).

Note 22 Concentrations of Credit Exposures to Individual Counterparties and Groups of Closely Related Counterparties

The Banking Group’s disclosure of concentrations of credit exposures to individual counterparties and groups of closely related counterparties is based on actual credit exposures, and excludes credit exposures to connected persons and OECD governments. Peak credit exposures to individual counterparties are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated
	Peak End of Day Credit Exposures to Individual Counterparties and
	Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
Percentage of	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3
Shareholder’s	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
Equity %	31/12/06	31/12/05	30/9/06	31/12/06	31/12/05	30/9/06

10 - 19	3	3	5	5	5	6
20 - 29	—	2	—	2	3	3
30 - 39	—	—	—	1	—	2
40 - 49	—	—	—	—	—	1

	Consolidated
	Balance Sheet Date Credit Exposures to Individual Counterparties and
	Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
Percentage of Shareholder’s Equity%	Unaudited As At 31/12/06	Unaudited As At 31/12/05	Audited As At 30/9/06	Unaudited As At 31/12/06	Unaudited As At 31/12/05	Audited As At 30/9/06

10 - 19	1	2	2	2	4	1
20 - 29	—	2	—	—	—	—

Large exposure – credit ratings

	Consolidated
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Audited
	As At	As At	As At	As At	As At	As At
Dollars in Millions	31/12/06	31/12/06	31/12/05	31/12/05	30/9/06	30/9/06
	$	%	$	%	$	%

Non-banks
Exposures of investment grade credit rating	550	100	1,137	55	559	62
Exposures that are unrated or that do not meet a specified
ratings criterion	—	—	942	45	349	38
Total non-banks exposures	550	100	2,079	100	908	100

Banks
Exposures of investment grade credit rating	1,127	100	1,494	100	586	100
Total banks exposures	1,127	100	1,494	100	586	100

Where the Banking Group is making large loans it is common practice to share the risk of a customer default with other connected banks or enter into other risk lay-off arrangements. The above tables have been compiled using gross exposures before risk lay-offs.

Note 23 Capital Adequacy

The Bank is subject to the capital requirements for registered banks as specified by the Reserve Bank of New Zealand.

Regulatory capital

	Consolidated
	Unaudited	Unaudited	Audited
Dollars in Millions	31/12/06	31/12/05	30/9/06

Qualifying capital

Tier one capital
Contributed equity	1,451	1,451	1,451
Audited retained profits (gross of ordinary dividend paid)	1,686	1,554	2,021
Deduct: Ordinary dividend paid	29	160	335
Deductions from tier one capital:
Advances of a capital nature to connected parties	24	25	26
Intangible assets	65	112	63
Total tier one capital	3,019	2,708	3,048

Upper tier two capital
Unaudited retained profits (gross of ordinary dividend paid)	186	—	—
Revaluation reserves	2	2	6
Subordinated loans from related entities	190	190	190
Deduct: Ordinary dividend paid	186	—	—
Total upper tier two capital	192	192	196

Lower tier two capital
Subordinated loans from related entities	1,015	1,015	1,015
Total lower tier two capital	1,015	1,015	1,015
Total tier two capital	1,207	1,207	1,211
Total tier one and tier two capital	4,226	3,915	4,259
Deductions from total capital	—	—	—
Total qualifying capital	4,226	3,915	4,259
Total risk-weighted exposures	38,542	36,253	36,943

Regulatory capital ratios
Total tier one capital of the Banking Group expressed as a percentage of total risk-weighted exposures	7.83%	7.47%	8.25%
Minimum percentage of tier one capital to risk-weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	4.00%	4.00%	4.00%
Total qualifying capital of the Banking Group expressed as a percentage of total risk-weighted exposures	10.96%	10.80%	11.53%
Minimum percentage of qualifying capital to risk-weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	8.00%	8.00%	8.00%

Calculation of balance sheet exposures

	Consolidated
			Risk-
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/06	31/12/06	31/12/06

Cash and claims on qualifying central banks and governments with maturity within one year	2,468	0%	—
Claims on qualifying governments with maturity over one year	136	10%	14
Claims on banks and New Zealand local authorities	2,753	20%	551
Loans secured by residential mortgages	20,973	50%	10,487
All other assets	22,862	100%	22,862
Non-risk-weighted assets	2,051	0%	—
Total assets	51,243		33,914

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk-
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/06	31/12/06	31/12/06	31/12/06	31/12/06

Direct credit substitutes	361	100%	361	100%	361
Commitments with certain drawdown	8	100%	8	100%	8
Transaction related contingent liabilities	353	50%	177	100%	177
Short term, self liquidating trade related contingencies	57	20%	11	100%	11
Commitments for financial services:
Maturity is greater than one year	7,520	50%	3,760	87%	3,273
Maturity is less than one year or can be cancelled at any time	7,019	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	51,736	—	1,917	26%	496
Interest rate contracts	177,027	—	1,414	21%	295
Other	671	—	36	19%	7
Total off-balance sheet items	244,752		7,684		4,628
Total risk-weighted exposures					38,542

*      The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
			Risk-
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/05	31/12/05

Cash and claims on qualifying central banks and governments with maturity within one year	2,150	0%	—
Claims on qualifying governments with maturity over one year	78	10%	8
Claims on banks and New Zealand local authorities	1,909	20%	382
Loans secured by residential mortgages	18,717	50%	9,359
All other assets	22,598	100%	22,598
Non-risk-weighted assets	1,109	0%	—
Total assets	46,561		32,347

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk-
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/05	31/12/05	31/12/05	31/12/05

Direct credit substitutes	270	100%	270	100%	270
Commitments with certain drawdown	23	100%	23	100%	23
Transaction related contingent liabilities	242	50%	121	100%	121
Short term, self liquidating trade related contingencies	58	20%	12	100%	12
Commitments for financial services:
Maturity is greater than one year	6,860	50%	3,430	87%	2,998
Maturity is less than one year or can be cancelled at any time	7,067	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	45,737	—	1,026	27%	281
Interest rate contracts	126,597	—	909	22%	201
Other	8	—	1	35%	—
Total off-balance sheet items	186,862		5,792		3,906
Total risk-weighted exposures					36,253

*      The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
	Risk-
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Audited	Audited	Audited
Dollars in Millions	30/09/06	30/09/06	30/09/06

Cash and claims on qualifying central banks and governments with maturity within one year	4,230	0%	—
Claims on qualifying governments with maturity over one year	194	10%	19
Claims on banks and New Zealand local authorities	1,772	20%	354
Loans secured by residential mortgages	20,433	50%	10,217
All other assets	22,270	100%	22,270
Non-risk-weighted assets	1,625	0%	—
Total assets	50,524		32,860

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk-
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Audited	Audited	Audited	Audited	Audited
Dollars in Millions	30/9/06	30/9/06	30/9/06	30/9/06	30/9/06

Direct credit substitutes	318	100%	318	100%	318
Commitments with certain drawdown	5	100%	5	100%	5
Transaction related contingent liabilities	328	50%	164	100%	164
Short term, self liquidating trade related contingencies	76	20%	15	100%	15
Commitments for financial services:
Maturity is greater than one year	6,770	50%	3,385	86%	2,926
Maturity is less than one year or can be cancelled at any time	7,010	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	50,824	—	1,534	25%	389
Interest rate contracts	164,833	—	1,223	21%	261
Other	233	—	23	22%	5
Total off-balance sheet items	230,397		6,667		4,083
Total risk-weighted exposures					36,943

*      The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Note 24 Securitisation, Funds Management, Other Fiduciary Activities, and the Marketing and Distribution of Insurance Products

Funds management

During the three months ended 31 December 2006, the Bank marketed the products of Assure Funds Management Limited (formerly known as BNZ Investment Management Limited) through its branch network and derived commission from the sale of superannuation schemes and unit trusts marketed on behalf of Assure Funds Management Limited.

Prior to 1 February 2006, BNZ Investment Management Limited was a controlled entity of National Australia Bank Limited. On 31 January 2006, BNZ Investment Management Limited was sold to Assure New Zealand Limited, a wholly owned controlled entity of AXA Asia Pacific Holdings Limited and was renamed Assure Funds Management Limited. The Banking Group continues to derive commission from the sale and retention of superannuation schemes and unit trusts via an exclusive retail distribution agreement with Assure New Zealand Limited.

The Bank provides discretionary funds management services to a number of clients.

Marketing and distribution of insurance products

The Banking Group is involved in marketing insurance products for the following entities: BNZ Life Insurance Limited, American Home Assurance Company (New Zealand Branch), The National Mutual Life Association of Australasia Limited (“AXA”), IAG New Zealand Limited, Cigna Life Insurance New Zealand Limited, PMI Mortgage Insurance Limited, Zurich Australian Insurance Limited and Lumley General Insurance (NZ) Limited.

All of these entities are unrelated to the Banking Group, with the exception of BNZ Life Insurance Limited, a controlled entity of National Australia Bank Limited, which is an Affiliated Insurance Entity as defined in the Reserve Bank of New Zealand Capital Adequacy Framework (BS2).

The Banking Group derives commission income from the sale of insurance products marketed on behalf of the above named entities, with the exception of American Home Assurance Company (New Zealand Branch), PMI Mortgage Insurance Limited and Zurich Australian Insurance Limited.

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group has arranged the securitisation of certain customers’ assets and provides banking services to customers’ securitisation vehicles. The Bank services unrelated securitisation arrangements and seconds staff to entities which market and service securitisation activities. It provides interest rate derivatives to securitisation arrangements and leases premises to an unrelated securitisation vehicle. All transactions have taken place on arm’s length terms and conditions.

The Banking Group’s involvement in securitisation activities are subject to internal credit, compliance and legal approval processes to ensure that any difficulties arising from the securitisation activities do not impact adversely on the Banking Group, beyond that which is normal for arm’s length commercial relationships.

As at 31 December 2006, securitisation arrangements in which the Banking Group has been involved to the extent detailed above amounted to $2,052 million (31 December 2005: $1,388 million; 30 September 2006: $1,855 million).

Financial services provided by the Banking Group have been at arm’s length terms and conditions and at fair value. Assets purchased from entities which conduct the activities have been purchased at fair value and on arm’s length terms and conditions.

Peak aggregate funding provided to entities

The Bank does not provide any funding to individual unit trusts to which the Banking Group previously provided discretionary funds management services. The Bank did not provide any funding to securitisation entities during the three months ended 31 December 2006 (31 December 2005: nil; 30 September 2006: nil).

Peak end of day aggregate funding (including funding provided by the purchase of securities of affiliated insurance entities) provided by the Banking Group to affiliated insurance entities is disclosed in the table below:

Consolidated
				Peak End of Day Aggregate			Peak End of Day Aggregate
				Amount of Funding			Amount of Funding
	Peak End of Day Aggregate			During the Period Expressed			During the Period Expressed
	Amount of Funding			as a Percentage of the			as a Percentage of
	During the Period			Amount of the Entity’s Assets			the Banking Group’s
	Dollars in Thousands			at End of Period			Tier One Capital at End of Period
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3
	Months	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	31/12/06	31/12/05	30/9/06	31/12/06	31/12/05	30/9/06	31/12/06	31/12/05	30/9/06

BNZ Life Insurance Limited	1,957	196	750	2.8%	0.5%	1.2%	0.1%	0.0%	0.0%

Note 25 Risk Management Policies

In the three months prior to the off-quarter balance sheet date there has been no material change in the Banking Group’s policies for managing:

•  credit risk, including concentrations of credit risk, intra-day credit risk, credit risk to bank counterparties and related party credit risk;

•  currency risk;

•  interest rate risk;

•  equity risk;

•  liquidity risk;

•  operational risk; and

•       other material business risks to which the Banking Group is exposed.

In the three months prior to the off-quarter balance sheet date the Banking Group had not become exposed to any new category of risk to which the Banking Group was not previously exposed.

Note 26 Exposures to Market Risk

Aggregate market risk exposures are derived in accordance with the methods described in clauses 1(a), 8(a) and 11(a) of the Ninth Schedule to the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005. Peak exposures to market risk are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated
				Unaudited	Unaudited	Audited
	Unaudited	Unaudited	Audited	Peak for the 3	Peak for the 3	Peak for the 3
	As At	As At	As At	Months Ended	Months Ended	Months Ended
Dollars in Millions	31/12/06	31/12/05	30/9/06	31/12/06	31/12/05	30/9/06

Interest rate exposures
Aggregate interest rate exposures	132	118	122	193	154	149
Aggregate interest rate exposures expressed as a percentage of the Banking Group’s equity at end of period	4.3%	4.2%	3.9%	6.2%	5.4%	4.8%

Foreign currency exposures
Aggregate foreign currency exposures	1	9	3	4	9	4
Aggregate foreign currency exposures expressed as a percentage of the Banking Group’s equity at end of period	0.0%	0.3%	0.1%	0.1%	0.3%	0.1%

Equity exposures
Aggregate equity exposures	—	—	—	—	—	—
Aggregate equity exposures expressed as a percentage of the Banking Group’s equity at end of period	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Credit Ratings

Bank of New Zealand has the following credit ratings applicable to its long term senior unsecured obligations payable in New Zealand, in New Zealand dollars.

Rating Agency	Current Credit Rating	Qualification

Standard & Poor’s (Australia) Pty Limited	AA-	CreditWatch Positive

Moody’s Investor Services, Inc	Aa3	Outlook Stable

During the two-year period ended 31 December 2006, the Standard & Poor’s rating changed from AA- Outlook Stable to AA-CreditWatch Positive on 8 November 2006.

The Moody’s Investor Services credit rating was first issued on 23 August 2005 and no changes were made to that rating during the period from that date through to 31 December 2006.

The following is a summary of the descriptions of the major ratings categories for each rating agency for the rating of long-term senior unsecured obligations.

Standard & Poor’s	Moody’s Investor Service	Description of Grade

AAA	Aaa	Ability to repay principal and interest is extremely strong. This is the highest investment category.

AA	Aa	Very strong ability to repay principal and interest in a timely manner.

A	A	Strong ability to repay principal and interest although somewhat susceptible to adverse changes in economic, business or financial conditions.

BBB	Baa	Adequate ability to repay principal and interest. More vulnerable to adverse changes.

BB	Ba	Significant uncertainties exist which could affect the payment of principal and interest on a timely basis.

B	B	Greater vulnerability and therefore greater likelihood of default.

CCC	Caa	Likelihood of default considered high. Timely repayment of principal and interest is dependent on favourable financial conditions.

CC to C	Ca to C	Highest risk of default.

D	-	Obligations currently in default.

Credit ratings by Standard & Poor’s may be modified by the addition of a plus or minus sign to show the relative standing within the major rating categories. Moody’s Investors Service apply numeric modifiers 1, 2 and 3 to show the relative standing within the major rating categories with 1 indicating the higher end of that category and 3 indicating the lower end.

Conditions of Registration

The Conditions of Registration imposed on Bank of New Zealand by the Reserve Bank of New Zealand pursuant to section 74 of the Reserve Bank of New Zealand Act 1989 which were applicable as at the date of signing of this General Short Form Disclosure Statement are as follows:

Conditions of Registration as from 20 October 2005 – Bank of New Zealand

The registration of Bank of New Zealand (the “Bank”) as a Registered Bank is subject to the following conditions:

1.	That the Banking Group complies with the following requirements:

•	Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•	Tier one capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•	Capital of the Banking Group is not less than NZ $15 million.

For the purposes of this condition of registration, capital, tier one capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled “Capital Adequacy Framework” (BS2) dated March 2005.

2.

That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.	That the Banking Group’s insurance business is not greater than 1 percent of its total consolidated assets. For the purposes of this condition:

i)

Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

ii)	In measuring the size of the Banking Group’s insurance business

a)	where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•	the total consolidated assets of the group headed by that entity;

•	or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)

otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)

the amounts measured in relation to parts (a) and (b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts (a) and (b) shall relate to on-balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)	where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.

That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Connected exposure limit
(percentage of the Banking
Credit rating	Group’s tier one capital)

AA / Aa2 and above	75

AA- / Aa3	70

A+ / A1	60

A / A2	40

A- / A3	30

BBB+ / Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s tier one capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled “Connected Exposure Policy” (BS8) dated March 2005.

5.

That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.

That the board of the Registered Bank contains at least two independent Directors. In this context an independent Director is a Director who is not an employee of the Registered Bank, and who is not a director, trustee or employee of any holding company of the Registered Bank, or any other entity capable of controlling or significantly influencing the Registered Bank.

7.	That the chairperson of the Bank’s board is not an employee of the Registered Bank.

8.

That the Bank’s constitution does not include any provision permitting a Director, when exercising powers or performing duties as a Director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.	That no appointment of any Director, Chief Executive Officer, or executive who reports or is accountable directly to the Chief Executive Officer, shall be made in respect of the Bank unless:

i)	the Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee; and

ii)	the Reserve Bank has advised that it has no objection to that appointment.

10.	That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

11.

That the Bank will not, without first obtaining the written approval of the Reserve Bank, revoke the constitution of BNZ International Funding Limited or alter the constitution of BNZ International Funding Limited if such alteration would delete or amend or negate the effect of clause 2.2 of the constitution.

For the purposes of these Conditions of Registration, the term “Banking Group” means the Bank of New Zealand’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

Directors’ Statement

The Directors of Bank of New Zealand state that each Director of the Bank believes, after due enquiry, that:

1.	as at the date on which the Short Form Disclosure Statement is signed:

a)	the Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005; and

b)	the Short Form Disclosure Statement is not false or misleading; and

2.	during the three months ended 31 December 2006:

a)	the Bank has complied with its Conditions of Registration applicable during that period;

b)	credit exposures to connected persons (refer to note 21 on page 22) were not contrary to the interests of the Banking Group; and

c)

the Bank had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This Short Form Disclosure Statement is dated at Auckland this 15th day of February 2007 and signed by Messrs. McDonald and Thodey as Directors and as responsible persons on behalf of all the other Directors.

T K McDonald Chairman

P L Thodey Managing Director

A member of the National Australia Bank Group

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •7 March 2007	Name: Brendan T Case
Title: Associate Company Secretary